     S   A   M   E   X      M   I   N   I   N   G      C   O   R   P .

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Item 2:

Date of Material Change

May 2, 2006

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on May 2, 2006 and was disseminated through the wire services of CCN Matthews.

Item 4:

Summary of Material Change

SAMEX has granted options on an aggregate of 1,850,000 shares at a price of $0.85 per share consisting of 350,000 shares granted to employees and consultants of the company and 1,500,000 shares granted to directors/officers of the Company. The options have a ten-year term which will expire May 2, 2016.

Item 5:

Full Description of Material Change

SAMEX has granted options on an aggregate of 1,850,000 shares at a price of $0.85 per share consisting of 350,000 shares granted to employees and consultants of the company and 1,500,000 shares granted to directors/officers of the Company. The options have a ten-year term which will expire May 2, 2016.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 2nd day of May, 2006.

“Larry D. McLean”

Director